EXHIBIT 20

For Immediate Release	September 27, 2012

BOWL AMERICA REPORTS FISCAL YEAR EARNINGS

Bowl America Incorporated today reported earnings per share for its fiscal fourth quarter ended July 1, 2012, were $.01, down from $.03 in the comparable quarter last year which included a 14th week.  Earnings per share for the 52-week fiscal year declined to $.28 from $.30 in the prior year’s 53-weeks.

In addition to having one fewer week than the prior year, this year’s fourth quarter included one less week of winter season league bowling.  Management believes that the public is continuing to be cautious about spending discretionary funds as concerns about the length and uncertainty of the economic recovery continue.

Fiscal 2012 was the Company’s 40th year of increased regular per share dividends.

A more detailed explanation of results is available in the Company’s Form 10-K filing available through the website www.bowlamericainc.com.  Bowl America operates 19 bowling centers and its stock trades on the NYSE MKT with the symbol BWLA.
* * * *

BOWL AMERICA INCORPORATED
Results of Operations

	Thirteen Weeks Ended 07/01/12	Fourteen Weeks Ended 07/03/11	Fifty-two Weeks Ended 07/01/12	Fifty-three Weeks Ended 07/03/11
Operating Revenues
Bowling and other	$3,512,219	$4,288,002	$17,361,438	$18,721,460
Food, beverage and merchandise sales	1,489,923	1,811,088	7,305,361	7,782,203
Net gain on sale of assets	25,924	14,187	25,924	14,187
	5,028,066	6,113,277	24,692,723	26,517,850

Operating expenses excluding depreciation and amortization	5,010,336	5,760,928	21,718,549	23,176,276
Depreciation and amortization	264,614	244,642	1,465,149	1,549,166
Interest and dividend income	109,131	132,407	499,873	579,960
Earnings (loss) before taxes	(137,753)	240,114	2,008,898	2,372,368
Net Earnings	$29,590	$192,275	$1,424,841	$1,556,929
Comprehensive Earnings	$362,111	$389,710	$1,680,705	$2,111,011

Weighted average shares outstanding	5,151,471	5,147,522	5,151,471	5,147,117

EARNINGS PER SHARE	.01	.03	.28	.30

* * * *

SUMMARY OF FINANCIAL POSITION
Dollars in Thousands

	07/01/12	07/03/11
ASSETS
Total current assets including cash and short-term investment of $6,196 and $8,660	$7,659	$10,118
Property and investments	31,709	30,800
TOTAL ASSETS	$39,368	$40,918

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$2,912	$3,071
Other liabilities	2,771	2,546
Stockholders' equity	33,685	35,301
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$39,368	$40,918